UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 11)*

                            NATIONAL EDUCATION CORPORATION
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)

                                     635771-10-8
                                    (CUSIP Number)

                                  Donald S. Scherer
                   Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                              A Professional Corporation
                         Three Embarcadero Center, Suite 700
                               San Francisco, CA  94111
                                    (415) 434-1600
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                     May 1, 1996
                            (Date of Event which Requires
                              Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

          Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person:
          (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise





          CUSIP No. 635771-10-8      SCHEDULE 13D              Page 2 of 19


          subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                     Page 2 of 19
                           Exhibit Index Located on Page 18





          CUSIP No. 635771-10-8      SCHEDULE 13D              Page 3 of 19



       1   Name of Reporting Person                BK CAPITAL PARTNERS II, L.P.

           IRS Identification No. of Above Person                    94-3048313
       2   Check the Appropriate Box if a Member of a Group            (a) [x]

                                                                       (b) [ ]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   3,040,205*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              3,040,205*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   3,040,205*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11              8.6%*


       14   Type of Reporting Person                                         PN


     *    See response to Item 5.





          CUSIP No. 635771-10-8      SCHEDULE 13D              Page 4 of 19



       1   Name of Reporting Person               BK CAPITAL PARTNERS III, L.P.

           IRS Identification No. of Above Person                    94-3091845
       2   Check the Appropriate Box if a Member of a Group            (a) [x]

                                                                       (b) [ ]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   3,040,205*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              3,040,205*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   3,040,205*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11              8.6%*


       14   Type of Reporting Person                                         PN


     *    See response to Item 5.





          CUSIP No. 635771-10-8      SCHEDULE 13D              Page 5 of 19



       1   Name of Reporting Person                BK CAPITAL PARTNERS IV, L.P.

           IRS Identification No. of Above Person                    94-3139027
       2   Check the Appropriate Box if a Member of a Group            (a) [x]

                                                                       (b) [ ]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   3,040,205*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              3,040,205*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   3,040,205*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11              8.6%*


       14   Type of Reporting Person                                         PN


     *    See response to Item 5.





          CUSIP No. 635771-10-8      SCHEDULE 13D              Page 6 of 19



       1   Name of Reporting Person                                BK-NEC, L.P.

           IRS Identification No. of Above Person                    94-3160834
       2   Check the Appropriate Box if a Member of a Group            (a) [x]

                                                                       (b) [ ]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   3,040,205*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              3,040,205*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   3,040,205*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11              8.6%*


       14   Type of Reporting Person                                         PN


     *    See response to Item 5.





          CUSIP No. 635771-10-8      SCHEDULE 13D              Page 7 of 19



       1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, L.P.

           IRS Identification No. of Above Person                    94-3205364
       2   Check the Appropriate Box if a Member of a Group            (a) [x]

                                                                       (b) [ ]

       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                       -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   3,040,205*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                   -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              3,040,205*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   3,040,205*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11              8.6%*


       14   Type of Reporting Person                                     PN, IA


     *    See response to Item 5.





          CUSIP No. 635771-10-8      SCHEDULE 13D              Page 8 of 19



       1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, INC.

           IRS Identification No. of Above Person                    94-2967812
       2   Check the Appropriate Box if a Member of a Group            (a) [x]

                                                                       (b) [ ]

       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                       -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   3,040,205*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                   -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              3,040,205*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   3,040,205*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11              8.6%*


       14   Type of Reporting Person                                         CO


     *    See response to Item 5.





          CUSIP No. 635771-10-8      SCHEDULE 13D              Page 9 of 19



       1   Name of Reporting Person                             RICHARD C. BLUM

           S.S. No. of Above Person                                 556 42 3196
       2   Check the Appropriate Box if a Member of a Group            (a) [x]

                                                                       (b) [ ]

       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                             USA


                          7    Sole Voting Power                        19,422*

         NUMBER OF
          SHARES          8    Shared Voting Power                   3,040,205*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                   19,422*
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              3,040,205*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   3,059,627*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11              8.6%*


       14   Type of Reporting Person                                         IN


     *    See response to Item 5.





          CUSIP No. 635771-10-8      SCHEDULE 13D             Page 10 of 19



       1   Name of Reporting Person                             THE COMMON FUND

           IRS Identification No. of Above Person                    23-7037968
       2   Check the Appropriate Box if a Member of a Group            (a) [ ]

                                                                       (b) [x]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                        New York


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   1,657,370*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              1,657,370*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   1,657,370*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11              4.7%*


       14   Type of Reporting Person                                         CO


     *    See response to Item 5.





          CUSIP No. 635771-10-8      SCHEDULE 13D             Page 11 of 19


          Item 1.  Security and Issuer

          This Amendment No. 11 (the "Amendment") to Schedule 13D relates to shares of common stock (the "Common Stock") of National Education Corporation, a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 18400 Von Karman Avenue, Irvine, CA 92715.

          This Amendment is being filed because of the sale of shares of Common Stock, as described in Item 5 below.

          Item 2.   Identity and Background

          This Amendment is filed on behalf of BK Capital Partners II, L.P., a California limited partnership ("BK II"), BK Capital Partners III, L.P., a California limited partnership ("BK III"), BK Capital Partners IV, L.P., a California limited partnership ("BK IV"), BK-NEC, L.P., a California Limited partnership ("BK-NEC"), Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."), Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."), Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc., and The Common Fund, a New York non-profit corporation.

          BK II, BK III, BK IV and BK-NEC are each California limited partnerships whose principal business is investing in securities, and whose principal office is located at 909 Montgomery Street, Suite 400, San Francisco, California 94133. RCBA L.P. is the sole general partner of BK II, BK III, BK IV and BK-NEC, and the investment adviser to The Common Fund.

          RCBA L.P. is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory and financial consulting services. RCBA L.P. is a registered investment adviser with the Securities and Exchange Commission and with the State of California. The sole general partner of RCBA L.P. is RCBA Inc. The principal business office address of RCBA L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:





          CUSIP No. 635771-10-8      SCHEDULE 13D             Page 12 of 19


                                                            Principal
      Name and                                  Citizen-    Occupation
      Office Held          Business Address     ship        or Employment

      Richard C. Blum      909 Montgomery St.   USA         President and
      President, Chairman  Suite 400                        Chairman, RCBA L.P.
      and Director         San Francisco, CA
      Nils Colin Lind      909 Montgomery St.   Norway      Managing Director,
      Managing Director    Suite 400                        RCBA L.P.
      and Director         San Francisco, CA

      Jeffrey W. Ubben     909 Montgomery St.   USA         Managing Director
      Managing Director    Suite 400                        of Investments,
      of Investments       San Francisco, CA                RCBA L.P.

      Alexander L. Dean    909 Montgomery St.   USA         Managing Director
      Managing Director    Suite 400                        of Investments,
      of Investments and   San Francisco, CA                RCBA L.P.
      Director
      George F. Hamel,     909 Montgomery St.   USA         Managing Director
      Jr.                  Suite 400                        of Marketing, RCBA
      Managing Director    San Francisco, CA                L.P.
      of Marketing

      John H. Steinhart    909 Montgomery St.   USA         Managing Director
      Managing Director    Suite 400                        and Chief
      and Chief            San Francisco, CA                Administrative
      Administrative                                        Officer, RCBA L.P.
      Officer
      Marc Scholvinck      909 Montgomery St.   USA         Managing Director
      Managing Director    Suite 400                        and Chief Financial
      and Chief Financial  San Francisco, CA                Officer, RCBA L.P.
      Officer

      Peter E. Rosenberg   909 Montgomery St.   USA         Managing Director
      Managing Director    Suite 400                        of Development,
      of Development and   San Francisco, CA                RCBA L.P.
      Director

      Michael Kane         909 Montgomery St.   USA         Managing Director
      Managing Director    Suite 400                        of Investments,
      of Investments       San Francisco, CA                RCBA L.P.
      Thomas L. Kempner    40 Wall Street       USA         Chairman, Loeb
      Director             New York, NY  10005              Partners
                                                            Corporation,
                                                            Investment Banking
                                                            Business

      Donald S. Scherer    3 Embarcadero        USA         Howard, Rice, et
      Secretary            Center                           al. (law firm)
                           Suite 700
                           San Francisco, CA
                           94111





          CUSIP No. 635771-10-8      SCHEDULE 13D             Page 13 of 19


          The Common Fund is a New York non-profit corporation principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 450 Post Road East, Westport, Connecticut 06881-0909. The name, business address and present principal occupation of each of the trustees and executive officers of The Common Fund are as follows (all are United States citizens):

          Trustees

          Paul J. Aslanian                  Norman G. Herbert
          Treasurer                         Treasurer and Investment
          Macalester College                Officer
          1600 Grand Avenue                 University of Michigan
          St. Paul, MN  55105               5032 Fleming Administration
                                            Building
          Robert L. Bovinette               Ann Arbor, MI  48109-1340
          President and Treasurer
          The Common Fund                   William C. Hromadka
          450 Post Road East                Treasurer and Assoc. Sr. Vice
          Westport, CT  06881-0909          President
                                            University of Southern
          John B. Carroll                   California
          President                         University Park, Treasurer's
          GTE Investment Management Corp.   Office
          Tresser Boulevard                 BKS 402 - Bookstore Building
          Seventh Floor                     Los Angeles, CA  90089-2541
          Stamford, CT  06901
                                            Lyn Hutton
          Mayree C. Clark                   Vice President Finance and
          Managing Director, Global         Treasurer
          Research                          Dartmouth College
          Morgan Stanley & Co., Inc.        6008 Parkhurst Hall, Room 102
          1251 Avenue of the Americas       Hanover, NH  03755-3529
          New York, NY  10020
                                            David M. Lascell
          Robert D. Flanigan, Jr.           Partner
          Vice President for Business and   Hallenbeck, Lascell, Norris &
          Financial Affairs &               Zorn
            Treasurer                       One Exchange Street
          Spelman College                   Rochester, NY  14614-1403
          350 Spelman Lane, S.W.
          Box 589                           John T. Leatham
          Atlanta, GA  30314-4399           Chairman
                                            Security Health Managed Care
          Caspa L. Harris, Jr.              1925 Calvin Court
          Consultant                        River Woods, IL  60015
          Route 1, Box 509
          Waterford, VA  22190

          CUSIP No. 635771-10-8      SCHEDULE 13D             Page 14 of 19


          Louis W. Moelchert                Robert S. Salomon, Jr.
          Vice President for Business       Principal & Founder
          and Finance                       STI Management LLC
          University of Richmond            106 Dolphin Cove Quay
          Campus Drive, Room 202            Stamford, CT  06902
          Maryland Hall
          Richmond, VA  23173               William T. Spitz
                                            Treasurer
          Andre F. Perold                   Vanderbilt University
          Sylvan C. Coleman Professor of    102 Alumni Hall
            Financial Management            Nashville, TN  37240-0159
          Harvard University Graduate
            School of Business
            Administration
          Morgan Hall, 367
          Soldiers Field
          Boston, MA  02163


          The executive officers of The Common Fund who are not Trustees are as follows (the business address for each person is The Common Fund, 450 Post Road East, Westport, CT 06881-0909):

          John S. Griswold, Jr.             Curt R. Tobey
          Senior Vice President             Senior Vice President

          Todd E. Petzel                    Marita Wein
          Executive Vice President and      Secretary
          Chief Investment Officer


          To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3.   Source and Amount of Funds or Other Consideration

          The source of funds for the previous purchases of securities was the working capital of the Reporting Persons.

          Item 4.   Purpose of Transaction.

          The Reporting Persons originally acquired securities in the Issuer for investment purposes. Depending upon market conditions and other factors, the Reporting Persons may acquire additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise. Alternatively, depending





          CUSIP No. 635771-10-8      SCHEDULE 13D             Page 15 of 19


          upon market conditions and other factors, the Reporting Persons may, from time to time, dispose of some or all of the securities of the Issuer that they beneficially own.

          Mr. Blum serves on the Issuer's Board of Directors.

          Other than as set forth in this statement, the Reporting Persons have no present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a)-(j) of Item 4 of Schedule 13D, although they may in the future take actions that would have such consequences.

          Item 5.   Interest in Securities of the Issuer

          (a), (b) According to information furnished to the Reporting Persons by the Issuer, there were 35,244,514 shares of Common Stock issued and outstanding as of May 1, 1996. Based on such information, after taking into account the transactions described in Item 5(c) below, the following Reporting Persons report the following direct holdings and corresponding percentage interests in the Common Stock:
                                         Shares of
                                           Common           Percentage
           Name                         Stock Owned            Owned

           BK II                           413,601               1.2%
           BK III                          497,900               1.4%

           BK IV                            20,900               0.1%

           BK-NEC                          434,956               1.2%
           RCBA L.P.                        15,478               0.0%

           The Common Fund               1,657,370               4.7%
                                         _________               ____
                Total                    3,040,205               8.6%
                                         =========               ====


          Because voting and investment decisions concerning the above shares are made by RCBA L.P., the Reporting Persons may be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 3,040,205 shares of the Common Stock, which is 8.6% of the outstanding Common Stock. However, The Common Fund expressly disclaims membership in such a group and disclaims beneficial ownership of securities owned by any other person.

          As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. In addition, Mr. Blum has sole beneficial ownership of 19,422 shares of Common Stock, consisting of 6,422 shares of Common Stock owned directly and





          CUSIP No. 635771-10-8      SCHEDULE 13D             Page 16 of 19


          options to acquire 13,000 shares of Common Stock, which options are currently exercisable or exercisable within 60 days. If
          Mr. Blum were deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc., he would own beneficially an aggregate of 3,059,627 shares, which is 8.7% of the Common Stock. Although Mr. Blum is joining in this Amendment as a Reporting Person, the filing of this Amendment shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc. is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc.

          (c) During the last 60 days, the Reporting Persons sold the following shares of Common Stock through broker-dealers at prices ranging from $15.00 to $15.10 per share:

          Name                                Shares Sold

                               4/29/96      4/30/96     5/1/96      Total
          BK II                  3,657      21,900     118,500   144,057

          BK III                 4,192      25,200     135,700   165,092

          BK-NEC                 3,651      21,900     118,500   144,051
          The Common Fund       13,500      83,300     450,000   546,800
                                ______     _______     _______ _________

               Total            25,000     152,300     822,700 1,000,000
                                ======     =======     ======= =========

          (d) and (e)   Not applicable.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer

          Except for the contracts, arrangements, understandings and relationships described above, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          Item 7.   Material to be Filed as Exhibits

          Exhibit A      Joint Filing Undertaking.





          CUSIP No. 635771-10-8      SCHEDULE 13D             Page 17 of 19


                                      Signatures

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

          DATED:  May 8, 1996

          BK CAPITAL PARTNERS II, L.P.         RICHARD C. BLUM & ASSOCIATES,
          BK CAPITAL PARTNERS III, L.P.        INC.
          BK CAPITAL PARTNERS IV, L.P.
          BK-NEC, L.P.
                                               By /s/ Donald S. Scherer
          By Richard C. Blum & Associates,        ___________________________
             L.P., its General Partner            Donald S. Scherer,
                                                  Secretary
             By Richard C. Blum &
                Associates, Inc., its          /s/ N. Colin Lind
                General Partner                ______________________________
                                               RICHARD C. BLUM

                By /s/ Donald S. Scherer       By N. Colin Lind
                   _______________________        Attorney-in-Fact
                   Donald S. Scherer,
                   Secretary


          RICHARD C. BLUM & ASSOCIATES,        THE COMMON FUND
          L.P.
                                               By Richard C. Blum & Associates,
             By Richard C. Blum &                 L.P., its Investment Adviser
                Associates, Inc., its
                General Partner                   By Richard C. Blum &
                                                     Associates, Inc., its
                                                     General Partner
                By /s/ Donald S. Scherer
                   _______________________
                   Donald S. Scherer,                By /s/ Donald S. Scherer
                   Secretary                            _____________________
                                                        Donald S. Scherer,
                                                        Secretary





          CUSIP No. 635771-10-8      SCHEDULE 13D             Page 18 of 19


                                     INDEX TO EXHIBITS


                                                            Sequentially
          Item           Description                        Numbered Page

          Exhibit A      Joint Filing Undertaking                19





          CUSIP No. 635771-10-8      SCHEDULE 13D             Page 19 of 19


                                         EXHIBIT A

                                 JOINT FILING UNDERTAKING

                The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Amendment to Schedule 13D to evidence the agreement of the below-names parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Amendment jointly on behalf of each of such parties.

          DATED:  May 8, 1996

          BK CAPITAL PARTNERS II, L.P.         RICHARD C. BLUM & ASSOCIATES,
          BK CAPITAL PARTNERS III, L.P.        INC.
          BK CAPITAL PARTNERS IV, L.P.
          BK-NEC, L.P.
                                               By /s/ Donald S. Scherer
          By Richard C. Blum & Associates,        ___________________________
             L.P., its General Partner            Donald S. Scherer,
                                                  Secretary
             By Richard C. Blum &
                Associates, Inc., its          /s/ N. Colin Lind
                General Partner                ______________________________
                                               RICHARD C. BLUM

                By /s/ Donald S. Scherer       By N. Colin Lind
                   _______________________        Attorney-in-Fact
                   Donald S. Scherer,
                   Secretary


          RICHARD C. BLUM & ASSOCIATES,        THE COMMON FUND
          L.P.
                                               By Richard C. Blum & Associates,
             By Richard C. Blum &                 L.P., its Investment Adviser
                Associates, Inc., its
                General Partner                   By Richard C. Blum &
                                                     Associates, Inc., its
                                                     General Partner
                By /s/ Donald S. Scherer
                   _______________________
                   Donald S. Scherer,                By /s/ Donald S. Scherer
                   Secretary                            _____________________
                                                        Donald S. Scherer,
                                                        Secretary